FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated December 17, 2012.

TRANSLATION
Autonomous City of Buenos Aires, December 17, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Execution of Agreement to establish an Incentive scheme for the Additional Injection of natural gas.

The purpose of this letter is to comply with the requirements of section No. 23 of Chapter VII of the regulations of the Buenos Aires Stock Exchange.

We hereby inform you that YPF S.A. (“YPF”) has executed an Agreement with the PLANNING AND STRATEGIC COORDINATION COMMISSION OF THE NATIONAL PLAN OF HYDROCARBON INVESTMENTS in order to establish an incentive scheme for the Additional Injection of natural gas.

The Agreement establishes that Additional Injection (all gas injected by YPF above certain threshold) will receive a price (the “Increased Price”) of 7.5 USD/MBTU.

In addition, the Agreement establishes that the National Government will, as of December 1, 2012, pay on a monthly basis the difference between the Increased Price and the price collected by YPF from its clients for all the Additional Injection.

Upon the occurrence of certain conditions specified in the Agreement, the same will enter into effect for a five year term, during which YPF has agreed to increase total injections in accordance with the terms set forth therein.

   Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 18, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer